SentinelOne, Inc.
444 Castro Street, Suite 400
Mountain View, California 94041
June 28, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, DC 20549

Attention:	Jan Woo, Legal Branch Chief Alexandra Barone, Staff Attorney Robert Littlepage, Accounting Branch Chief Joseph Kempf, Senior Staff Accountant

Re:	SentinelOne, Inc. Registration Statement on Form S-1 (File No. 333-256761) originally filed June 3rd, 2021, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-40531) filed June 22, 2021
Requested Date: June 29, 2021
Requested Time: 4:00 PM Eastern Time
Ladies and Gentlemen:
SentinelOne, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.
The Registrant hereby authorizes Ran Ben-Tzur or David A. Bell, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.
The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Ben-Tzur at (650) 335-7613 or, in his absence, Mr. Bell at (650) 335-7130.
* * *

Sincerely,

SENTINELONE, INC.

By:	/s/ David Bernhardt
David Bernhardt
Chief Financial Officer

cc:	Tomer Weingarten, Chairman of the Board of Directors, President and Chief Executive Officer Efraim Harari, Chief Legal and Trust Officer
SentinelOne, Inc.

Cynthia Hess, Esq.
Steven Levine, Esq.
Ran Ben-Tzur, Esq.
David A. Bell, Esq.
Henry Pruitt, Esq.
Lailey Rezai, Esq.
Fenwick & West LLP
[Signature Page to Company Acceleration Request Letter]